INDEPENDENT AUDITORS' CONSENT

Riviera Holdings Corporation
Riviera, Inc.

We consent to the use in this Registration Statement relating to 3,000,000 shares of Common Stock of Riviera Holdings Corporation (the "Company") on
Form S-1 of our report dated February 16, 1996 as to Riviera Holdings Corporation and our report date March 11, 1994 as to the Casino-Hotel Division of Riviera, Inc., (the "Division") which includes explanatory paragraphs concerning substantial doubt about the Division's ability to continue as a going concern, the Division's bankruptcy proceedings and litigation, appearing in the Prospectus which is a part of this Registration Statement, and to the references to us under the heading "Experts" in such Prospectus.




DELOITTE & TOUCHE LLP


Las Vegas, Nevada
October 22, 1996